

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Gengchen Han
Chairman of the Board and Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District, Beijing
China 102206
011-86-10-5890-7566

      Re: Origin Agritech Limited
           Registration Statement on Form F-1
           Filed April 16, 2020
           File No. 333-237712

Dear Dr. Han:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed April 16, 2020

General

1.   We note your Form 6-K filed March 10, 2020 indicating that you received notice from the NASDAQ Stock Market that you had a capital deficiency under the continued listing rules of NASDAQ and your press release dated April 15, 2020 indicating that you received RMB137.66 million from Beijing Changping Technology Innodevelop Group (BC-TID) and entered into a definitive framework agreement with BC-TID. Please revise your prospectus to disclose these events.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew D. Hudders, Esq.